================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                             _____________________


                                   FORM 11-K


(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the period ended December 31, 1999    Commission file number  001-15153

                                      OR


[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



                          BLOCKBUSTER INVESTMENT PLAN

     ----------------------------------------------------------------------
                           (Full title of the plan)



                               BLOCKBUSTER INC.

     ----------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



                                1201 Elm Street
                             Dallas, Texas, 75270

     ----------------------------------------------------------------------
                   (Address of principal executive offices)


================================================================================

                          BLOCKBUSTER INVESTMENT PLAN
                             FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                                     INDEX
                                     -----

                                                                                                  Pages
                                                                                                  -----
(a)  Financial Statements:
        Report of Independent Accountants................................................             1

        Statement of net assets available for benefits
             at December 31, 1999........................................................             2

        Statement of changes in net assets available for benefits
             for the eight months ended December 31, 1999................................             3

        Notes to financial statements....................................................          4-12

                                                                                                 Schedules
                                                                                                 ---------
        Additional information:
            Item 27a - Schedule of assets held for investment purposes
               at December 31, 1999......................................................             I
            Item 27d - Schedule of reportable transactions
               for the eight months ended December 31, 1999..............................            II

        All other schedules are omitted as not applicable or not required.

(b)  Exhibit:
        I - Consent of Independent Accountants


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                     BLOCKBUSTER INVESTMENT PLAN


Date: June 21, 2000                      By:      /s/ Barbara Mickowski
                                            ------------------------------------
                                                          Barbara Mickowski
                                              Member of the Retirement Committee

Report of Independent Accountants

To the Participants and
Administrator of the
Blockbuster Investment Plan


In our opinion, the accompanying statement of net assets for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the "Plan") at December 31, 1999 and the changes in net assets available for benefits for the eight months then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
New York, New York
June 21, 2000

                          BLOCKBUSTER INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                        December 31, 1999
                                                                                        -----------------
          Assets:
          -------
          Investments, at fair value:
             Registered investment companies......................................        $33,149,951
             Viacom Inc. common stock.............................................         25,765,427
             Investments in other.................................................              1,129
             Loans to participants................................................          2,273,703

          Investments, at contract value:
             Plan's interest in Master Trust......................................          3,045,824
                                                                                          -----------

                     Total investments............................................         64,236,034
                                                                                          -----------

          Cash and cash equivalents...............................................                754

          Receivables:
              Investment income...................................................              6,120
              Contributions:
                Employee..........................................................            224,582
                Employer..........................................................             79,439
                                                                                          -----------


          Net assets available for benefits.......................................        $64,546,929
                                                                                          ===========


  The accompanying notes are an integral part of these financial statements.

                          BLOCKBUSTER INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                             For the eight
                                                                                             Months ended
                                                                                           December 31, 1999
                                                                                        ----------------------
          Additions to net assets attributed to:
              Contributions:
                  Employee.....................................................               $  4,886,921
                  Employer.....................................................                  1,562,389
                  Rollover.....................................................                    748,344

              Investment income................................................                  1,965,644

              Plan's interest in Master Trust investment income................                    134,784

              Net appreciation in fair value of investments....................                 12,321,232
                                                                                              ------------


                  Total additions..............................................                 21,619,314
                                                                                              ------------

          Deductions to net assets attributed to:

              Participants benefits paid.......................................                  6,791,129

              Plan expenses....................................................                     51,609
                                                                                              ------------

                  Total deductions.............................................                  6,842,738
                                                                                              ------------

                  Net increase.................................................                 14,776,576

          Transfer from Viacom Investment Plan  (Note 1).......................                 49,770,353

          Net assets available for benefits, beginning of the period...........                         --
                                                                                              ------------

          Net assets available for benefits, end of the period.................               $ 64,546,929
                                                                                              ============

  The accompanying notes are an integral part of these financial statements.

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was adopted on February 8, 1999 and became effective on May 1, 1999. The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of Blockbuster Inc. (the "Company"), a majority owned subsidiary of Viacom Inc.

Prior to May 1, 1999, eligible Company employees participated in the Viacom Investment Plan ("VIP"), a defined contribution 401(k) plan sponsored by Viacom Inc. On April 30, 1999, $49,770,353, the net assets of current and former employees of the Company, was transferred from the VIP to the Plan.

Eligibility
-----------

Eligible employees may become participants in the Plan following the attainment of age 21 and completion of twelve months of eligibility service, generally measured from date of hire. In addition, part-time employees are eligible to participate in the Plan upon completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee (the "Administrator") appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action is in accordance with applicable law.

Investment and participant accounts
-----------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets. Plan participants have the option of investing their contributions or existing account balances among the following funds:

Growth
Putnam S&P 500 Index Fund
-------------------------
This fund invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. The fund is designed to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index.

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


Putnam Investors Fund
---------------------
This fund seeks long-term growth of capital and any increased income that results from this growth. The fund is designed for investors seeking long-term growth of capital from a portfolio primarily consisting of quality common stocks.

Putnam Voyager Fund
-------------------
This fund seeks capital appreciation by investing in a combination of stocks of smaller companies expected to grow over time as well as stocks of larger, more established corporations. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

Europacific Growth Fund
-----------------------
This fund, a registered investment company, is managed by the Capital Research and Management Company and invests in stocks of companies outside of the United States. Its performance will fluctuate with the value of the foreign exchange markets and the underlying stocks.

Viacom Inc. Common Stock Fund
-----------------------------
This fund invests in shares of Viacom Inc. Class B Common Stock.

Growth and Income
George Putnam Fund of Boston
----------------------------
This fund seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

Putnam Fund for Growth and Income
---------------------------------
This fund seeks capital growth and current income. The fund is designed for investors seeking long-term growth of capital from a portfolio primarily consisting of attractively priced stocks, offering the opportunity for capital growth while also providing current income.

Income
Putnam Income Fund
------------------
This fund seeks high current income consistent with what the Trustee believes to be prudent risk. This fund invests in a variety of bonds, including corporate bonds from creditworthy companies.

Capital Preservation
Certus Interest Income Fund
---------------------------
This fund is managed by Certus Financial Corporation and seeks to preserve principal and minimize market volatility while offering a competitive and predictable rate of return. This fund invests in guaranteed investment contracts and synthetic investment contracts. Synthetic investment contracts consist of benefit responsive wrapper contracts backed by investments which are held in the trust and owned by the Plan.

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

Each of the funds, except for the Certus Interest Income Fund, the Europacific Growth Fund and the Viacom Inc. Common Stock Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Viacom Inc. Common Stock Fund is also identified as a party-in-interest as it invests in shares of Viacom Inc. Class B Common Stock.

Investment elections are required to be in multiples of 5% of the amount contributed and can be changed at any time. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any other Plan fiduciary will be responsible for any losses which may occur.

Effective January 1, 1994, Viacom Inc. entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain investments of the VIP, affiliated companies' plans, and a separate Collective Bargaining Plan (the "CBP"). The Master Trust currently holds assets for the VIP and the CBP Plan. The Plan, upon its establishment, was included in the Master Trust. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 8 sets forth the Plan's proportionate interest in the Master Trust and certain financial information of the Master Trust.

Employer matching contributions are currently invested entirely in Viacom Inc. Class B Common Stock.

Loans to Participants
---------------------

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate and only one loan may be outstanding at one time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts and allocated in accordance with their current investment elections.

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


Contributions
-------------

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. The employer's matching contribution is equal to (i) 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed on a before-tax basis if base pay is greater than $65,000.

A new employee is permitted to rollover into the Plan part or all of distributions from an individual retirement account, individual retirement annuity or another qualified plan.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,000 for 1999. Total compensation considered under the plan, based on IRC limits, may not exceed $160,000 for 1999. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Vesting
-------

Participants in the Plan are immediately vested in their own contributions and earnings thereon. The employer's matching contribution will vest at 20% per year of service, becoming fully vested after five years of service. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to pay administrative expenses and to fund future employer matching contributions. Employer matching contributions of $297,067 during the eight months ended December 31, 1999 were forfeited by terminating employees before those amounts became vested.

Distributions and Withdrawals
-----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


Termination priorities
----------------------

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Plan Expenses
-------------

The Company pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accrual method of accounting is used for financial statement presentation.

During the year the Plan adopted Statement of Position 99-3 ("SOP 99-3") Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. Pursuant to SOP 99-3, a defined contribution plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each fund.

Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class A Common Stock and Class B Common

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and synthetic investment contracts held by the Master Trust are reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 1999. The loans outstanding as of December 31, 1999 carry interest rates ranging from 8.75% to 9.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SUBSEQUENT EVENT

Effective July 1, 2000, the Plan was amended to provide that all matching employer contributions made after that date will be in shares of Blockbuster Inc. common stock. Employees will have the option to convert their pre-July 1, 2000 matching contributions invested in Viacom Inc. Common Stock to Blockbuster common stock. Additionally, the Plan will include a new Blockbuster Inc. common stock fund for the investment of employee contributions.

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


NOTE 4 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                                   At December 31, 1999
                                                                   --------------------

                                                                                     Net assets
                                                                Units          available for benefits
                                                                -----          ----------------------
   Viacom Inc. Class B Common Stock.....................       423,682              $ 25,606,288
   Putnam Voyager Fund..................................       345,641              $ 10,922,258
   Putnam Investors Fund................................       459,701              $  8,849,238
   Putnam Fund for Growth and Income....................       233,000              $  4,373,409
   Europacific Growth Fund..............................        90,129              $  3,844,891


During the eight-month period ended December 31, 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

   Putnam Voyager Fund..................................         $ 2,385,079
   Putnam Fund for Growth and Income....................            (775,552)
   Europacific Growth Fund..............................             975,230
   George Putnam Fund of Boston.........................            (366,897)
   Putnam Investors Fund................................           1,622,933
   Putnam S&P 500 Index Fund............................             155,071
   Putnam Income Fund...................................             (78,604)
   Viacom Inc. Common Stock.............................           8,403,972
                                                                 -----------

      Net appreciation..................................         $12,321,232
                                                                 ===========

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets, at December 31, 1999, and the significant components of the changes in net assets, for the eight-months ended December 31, 1999, relating to the nonparticipant-directed investments are as follows:


Net Assets:

      Viacom Class A and B Common stock........................................  $16,895,716
                                                                                 ===========
Changes in Net Assets:
Contributions..................................................................  $ 1,562,389
Net Appreciation...............................................................    5,518,073
Benefits paid to participants..................................................   (1,833,091)
Transfers of forfeitures.......................................................     (197,268)
                                                                                 -----------
                                                                                 $ 5,050,103
                                                                                 ===========

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1999:

   Net assets available for benefits per the financial statements..............  $64,546,929
   Amounts allocated to withdrawing participants...............................      (30,700)
                                                                                 -----------
   Net assets available for benefits per the Form 5500.........................  $64,516,229
                                                                                 ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the eight months ended December 31, 1999:

   Benefits paid to participants per the financial statements..................  $ 6,791,129
   Add: Amounts allocated to withdrawing participants
      at December 31, 1999.....................................................       30,700
                                                                                 -----------
   Benefits paid to participants per the Form 5500.............................  $ 6,821,829
                                                                                 ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999 but are not paid as of that date.

                          BLOCKBUSTER INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)


NOTE 7 - INCOME TAX STATUS

The Company intends to file an application for a favorable determination letter from the Internal Revenue Service with respect to the qualified status of the Plan under Section 401(a) of the IRC. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 8 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 5.6% at December 31, 1999, and the allocated share of investment income for the year then ended was 4.1%. The allocated share of investment income percentage reflects the income earned over the eight-month period ended December 31,1999 that the Plan was part of the Master Trust over the total amount earned by the Master Trust during the year.


The following table presents the fair value of investments of the Master Trust at December 31, 1999:

   Guaranteed investment contracts.............................     $41,549,244
   Synthetic investment contracts..............................       8,135,358
   Putnam short-term investment fund...........................       4,500,050
                                                                    -----------
       Net Investments in Master Trust.........................     $54,184,652
                                                                    ===========


Investment income of the Master Trust for the year ended December 31, 1999 is as follows:

   Guaranteed investment contracts.............................     $ 2,521,135
   Synthetic investment contracts..............................         654,742
   Putnam short-term investment fund...........................         278,613
   Investment manager fees.....................................        (139,261)
                                                                    -----------
       Net Investment Income...................................     $ 3,315,229
                                                                    ===========


The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 1999, the fair value of such assets in the aggregate was $53,172,193, with an average yield of 6.31%. The return on assets for the year ended December 31, 1999 was 6.35%. The synthetic investment contract interest rates are evaluated on a quarterly basis and may be reset when the expected cash flow characteristics of the underlying security change.

                                                                      SCHEDULE I



                          BLOCKBUSTER INVESTMENT PLAN
        LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES  AT
                               DECEMBER 31, 1999
                               -----------------

                                                                 (c) Unit/ Principal
                                                                     Amount/Shares/
                                                                      Maturity and     (d) Cost of      (e) Current
(a)   (b)  Identity of issue, borrowing lessor or similar party      Interest Rates     Acquisitions         Value
           ----------------------------------------------------      --------------     ------------         -----
      Registered Investment Companies:
*      Putnam Voyager Fund.....................................             345,641     $  7,636,847    $  10,922,258
*      Putnam Fund for Growth and Income.......................             233,000     $  4,885,416        4,373,409
       Europacific Growth Fund.................................              90,129     $  2,591,603        3,844,891
*      George Putnam Fund of Boston............................             134,442     $  2,478,186        2,192,752
*      Putnam Investors Fund...................................             459,701     $  5,989,777        8,849,238
*      Putnam S&P 500 Index Fund...............................              46,723     $  1,320,499        1,632,507
*      Putnam Income Fund......................................             209,231     $  1,449,271        1,334,896

      Common Stock Fund:
*      Viacom Inc. Class A Common Stock........................               2,633     $     39,904          159,139
*      Viacom Inc. Class B Common Stock........................             423,682     $ 10,701,763       25,606,288

      Investments in other.....................................                   4     $        396            1,129

      Plan's interest in Master Trust:
       Certus Interest Income Fund.............................           3,045,824     $  3,045,824        3,045,824


                                                                     Various maturities
*     Loans to participants....................................      and interest rates                     2,273,703
                                                                                                        -------------

                              Total investments................                                         $  64,236,034
                                                                                                        =============



* Identified as a party-in-interest to the Plan.

                                                                     Schedule II

                          BLOCKBUSTER INVESTMENT PLAN

                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     EIGHT-MONTHS ENDED DECEMBER 31, 1999
                     ------------------------------------


                                                                                                                       Expenses
                                                                                                                       Incurred
                                                                                Purchase        Selling     Lease        With
                                                 Description of Asset            Price           Price      Rental    Transaction
                                                 --------------------            -----           -----      ------    -----------
Single Transactions:
--------------------
                                                  84,132 units of the
     Transfer of assets..................       Europacific Growth fund        $ 2,649,323          n/a      n/a          n/a
                                                 455,971 units of the
*    Transfer of assets..................        Putnam Investors Fund         $ 7,172,419          n/a      n/a          n/a
                                                 202,380 units of the
*    Transfer of assets..................  Putnam Fund for Growth and Income   $ 4,531,289          n/a      n/a          n/a
                                                 312,812 units of the
*    Transfer of assets..................         Putnam Voyager Fund          $ 7,613,843          n/a      n/a          n/a
                                                 434,048 units of the
*    Transfer of assets..................  Viacom Inc. Class B Common Stock    $17,741,721          n/a      n/a          n/a
     Transfer of assets..................     Certus Interest Income Fund      $ 3,336,761          n/a      n/a          n/a

Series Transactions:
-------------------
*    Viacom Inc. Class B Common Stock....            66,941 units              $ 3,035,549          n/a      n/a          n/a
*    Viacom Inc. Class B Common Stock....            77,307 units                            $3,506,985      n/a          n/a

                                                               Current Value
                                                                of Asset on
                                                 Cost of        Transaction          Net Grain
                                                  Asset             Date               (Loss)
                                                  -----             ----               ------
Single Transactions:
--------------------

     Transfer of assets..................            n/a        $ 2,649,323                n/a

*    Transfer of assets..................            n/a        $ 7,172,419                n/a

*    Transfer of assets..................            n/a        $ 4,631,289                n/a

*    Transfer of assets..................            n/a        $ 7,613,843                n/a

*    Transfer of assets..................            n/a        $17,741,721                n/a
     Transfer of assets..................            n/a        $ 3,336,761                n/a

Series Transactions:
-------------------
*    Viacom Inc. Class B Common Stock....     $3,035,549        $3,035,549
*    Viacom Inc. Class B Common Stock....     $2,022,051        $3,506,985         $ 1,484,934

The above transactions and series of transactions are in excess of 5 percent of the fair value of the Plan's assets as of May 1, 1999, the effective date of the Plan, as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

* Identified as a party-in-interest.

                                      S-2